Exhibit 4.3

FLURRY, INC.

OPTION HOLDER NOTICE AND ACKNOWLEDGEMENT

As you know, Flurry, Inc. (the “Company”) has entered into an Agreement and Plan of Merger with Yahoo! Inc. (“Parent”) and certain other parties thereto, dated July 21, 2014 (the “Merger Agreement”), which will result in the Company becoming a wholly-owned subsidiary of Parent (the “Merger”). The Merger is expected to close as early as August 15, 2014, subject to customary closing conditions (the actual time for consummation of the Merger, the “Effective Time”).

What follows is a description of the treatment in the Merger of outstanding options to purchase Company common stock (“Company Options”) granted under the Company’s Amended and Restated 2005 Stock Option Plan, as in effect from time to time (the “Plan”). Please read this notice carefully. Additionally, and in order to timely process and deliver any cash payments or substituted Parent stock options to which you might become entitled with respect to your Company Options following the Effective Time, please sign and return this Notice and Acknowledgement to the Company by August 13, 2014.

General Background on the Merger Consideration and Indemnification Obligations

Based on an estimated closing date of August 15, 2014, holders of Company common stock will receive approximately $2.87 per share in consideration for their shares in the Merger (the “Per Share Amount”); however, this number is only an estimate and the actual per share consideration received by holders of Company common stock could be higher or lower.

Not all of the Per Share Amount will be distributed to the holders of Company common stock on or immediately following the Effective Time. A portion of the aggregate Merger consideration will be withheld by Parent (the “Escrow Amount”) in order to secure Parent’s rights of indemnification for, among other things, breach of the representations, warranties, covenants and agreements in the Merger Agreement. An additional portion of the aggregate Merger consideration will be withheld by Parent (the “Expense Fund Amount”) in order to fund the expenses of Shareholder Representative Services LLC (the “Representative”) in connection with the performance of its duties under Article 9 of the Merger Agreement. Holders of vested Company Options who become entitled to receive a cash-out payment in connection with the cancellation of their options (as discussed below) will contribute to the Escrow Amount and Expense Fund Amount pro-rata based on the amount of the aggregate Merger consideration that such individual is otherwise entitled to receive relative to all other holders. Each holder’s pro-rata share of the Escrow Amount and Expense Fund Amount will be paid to him or her (less applicable withholding taxes) if and to the extent such amounts are released and not otherwise withheld by Parent or used by the Representative, as applicable, at the same time that such holdback amounts are released to all holders of Company equity interests subject to the holdback. The term of the indemnity holdback is generally 18 months.

In certain circumstances, the Merger Agreement provides that Parent may be able to seek indemnification from holders of Company common stock and vested Company Options in excess of the Escrow Amount. In these circumstances, the maximum amount payable by any such holder would be equal to the amount of the total Merger consideration received by such holder; provided, that, there is no limit on the damages Parent can seek to recover from any holder in connection with such holder’s own fraud, willful breach or intentional misrepresentation. These provisions are described in detail in Article 9 of the Merger Agreement.

Treatment of Company Options

Vested Company Options

If You Do Not Wish to Exercise Your Vested Company Options Prior to Effective Time

Parent will not assume any Company Options that are vested as of the Effective Time (“Vested Options”). The Merger Agreement provides that each unexercised Vested Option outstanding as of the Effective Time (other than certain Vested Options held by Simon Khalaf, David Latham, Sean Galligan, Ioannis Dosios and Richard Firminger (the “Holdback Employees”) that will lapse in accordance with their terms as of the Effective Time) will be cancelled and converted into the right to receive (less all applicable withholding taxes):

•	Promptly as Practicable After the Effective Time: an amount in cash equal to the Per Share Amount multiplied by the number of shares of Company common stock subject to such Vested Options minus (a) the aggregate exercise price of all shares subject to such Vested Options and (b) the pro rata share of the Escrow Amount and Expense Fund Amount, to be paid as promptly as practicable after the Effective Time, and

•	Eighteen Months or More After the Effective Time: an additional cash amount equal to any portion of the pro rata share of the Escrow Amount and Expense Fund Amount required to be made from the holdback funds, as and when such disbursements are required to be made in accordance with the Merger Agreement.

No payment shall be made with respect to any Vested Option with a per share exercise price that equals or exceeds the amount of the Per Share Amount.

You will be requested to complete a letter of transmittal and other ancillary documents to facilitate the payments in respect of your Vested Options. All payments in respect of Vested Options will be reduced by all applicable withholding taxes. Tax withholding will apply only when payments are made to you, either at, or shortly after the Effective Time, or when such funds are released to you from the holdback funds. For U.S. taxpayers, please note that payments received in exchange for the cancellation of Vested Options constitute ordinary income (in the case of current and former employees, subject to income and employment tax withholding) regardless of whether the Vested Option was an incentive stock option or nonstatutory stock option under federal tax laws.

By timely signing and returning this Notice and Acknowledgement, you understand, acknowledge and agree to the treatment of your Vested Options as described above, and as further specified in the Merger Agreement. Copies of the Merger Agreement are on file with the

Company and are available for your review upon request should you desire to understand in greater detail the specific terms and conditions that apply, in particular to Escrow Amount and Expense Fund Amount, under the Merger Agreement.

If You Wish to Exercise Your Vested Company Options Prior to the Effective Time

You may also choose to exercise your Vested Options prior to the Effective Time. If you wish to so exercise, please contact Genna Jones at the Company no later than 12 PM, Pacific Time, August 13 2014. No exercises of Company Options will be permitted after 12 PM, Pacific Time, August 13, 2014. To exercise, you must provide a completed exercise notice to the Company and pay the aggregate exercise price and any applicable withholding taxes applicable to the Vested Options you are exercising in cash by the above date. As a stockholder of the Company at the Effective Time, a portion of the Merger consideration that you receive for your shares will be held back as described above. For the avoidance of doubt, no Holdback Employee is permitted to exercise his Vested Options.

Exercising Incentive Stock Options: If you exercise Vested Options that qualify as “incentive stock options” (“Vested ISOs”) under federal tax law, the aggregate amount of the Per Share Amount payable for the underlying shares (including the full amount of the Escrow Amount and Expense Fund Amount potentially payable with respect to those shares) minus the aggregate exercise price applicable to those shares (such difference, the “Vested Spread”) will be reported as ordinary income to you for U.S. federal income tax purposes. None of the Vested Spread reported to you as ordinary income in connection with your exercise of Vested ISOs will be subject to income or employment tax withholdings under applicable U.S. federal tax law. Please note that you should consider consulting your own tax adviser to understand the amount of employment taxes that will otherwise apply if you choose not to exercise your Vested ISOs.

Exercising Nonstatutory Stock Options: If you exercise Vested Options that do not qualify as incentive stock options and are considered to be “nonstatutory stock options” (“Vested NSOs”), the Vested Spread will be reported to you as ordinary income. The full amount so reported will be subject to all applicable income and employment tax withholdings.

Please note that, if your Vested Options remain outstanding at the Effective Time, they will automatically be cancelled and converted into the right to receive the cash amounts described above. EXCEPT AS NOTED IN THE NEXT PARAGRAPH, YOU DO NOT NEED TO EXERCISE YOUR VESTED OPTIONS IN ORDER TO RECEIVE THE CASH AMOUNTS DESCRIBED ABOVE.

However, if your Vested Options will expire prior to the Effective Time or you otherwise want to exercise your Vested Options prior to the Effective Time, please contact Genna Jones by phone or via email as soon as possible to make the appropriate arrangements. The Company will not process option exercises after 12 PM, Pacific Time, August 13, 2014.

Unvested Company Options

Parent will assume all Company Options that are outstanding and unvested as of the Effective Time and are held by a Continuing Employee (each, an “Assumed Option”). A “Continuing Employee” is someone who is an employee of the Company who continues as an employee of Parent or its subsidiaries immediately following the Effective Time. Each Assumed Option will become an option to purchase a number of shares of Parent common stock equal to the product (rounded down to the next whole number of shares of Parent common stock) of (A) the number of shares of Company common stock that would have been issuable upon exercise of the unvested Company Options immediately prior to the Effective Time and (B) the Equity Exchange Ratio. Each Assumed Option will have a per share exercise price for the shares of Parent common stock payable upon exercise of the Assumed Option equal to the quotient (rounded up to the nearest whole cent) obtained by dividing the exercise price per share of Company common stock at which such unvested Company Options was exercisable immediately prior to the Effective Time by the Equity Exchange Ratio. For these purposes, the “Equity Exchange Ratio” is defined in the Merger Agreement and is calculated by dividing the Per Share Amount by the average per share closing trading price for Parent’s common stock for the twenty consecutive trading days ending on the date that was two trading days prior to the closing date of the Merger.

Please note that any Assumed Options will otherwise continue to have and be subject to the same terms and conditions (including if applicable the vesting arrangements and other terms set forth in the Plan and applicable option agreement) as are in place immediately prior to the Effective Time, except that the Assumed Options will be administered by Parent, will not have an “early exercise feature” (meaning you would not be able to exercise to purchase unvested shares) and will be treated for tax purposes as nonstatutory stock options.

Parent will not assume any Company Options that are outstanding and unvested as of the Effective Time and are held by a Non-Continuing Employee. A “Non-Continuing Employee” includes anyone who will not remain employed by Parent or its subsidiaries after the Effective Time or who is extended an offer of employment by Parent on a transitional basis. Unvested Company Options held by Non-Continuing Employees will be cancelled at the Effective Time without consideration pursuant to the terms of the Plan.

The tax information in this Notice and Acknowledgement is summary information only and is given for your reference. You agree that the Company and its affiliates and successors are not providing and have not provided you with any tax or financial advice with respect to these matters and that you are relying solely on your own tax and other advisers in making any decisions regarding your Company Options. We encourage you to timely consult your own tax and financial advisers on these matters.

* * *

Please indicate your acceptance of the terms and conditions described above by signing and returning this Notice and Acknowledgement to Krissy Nevero no later than the close of business on August 13, 2014. It is important that you take this action to receive payments related to your Vested Options and receive Assumed Options with respect to your unvested Company Options.

If you have any questions regarding this notice, the Merger or the transactions contemplated thereby, please contact Robert Komin of the Company. Please note that if the Merger is not consummated, you will not be eligible to receive any of the payments or Assumed Options described in this Notice and Acknowledgement, and your Company Options will remain outstanding in accordance with their terms.

Very truly yours,

FLURRY, INC.

By:
Name: Simon Khalaf
Title: Chief Executive Officer

Acknowledgement:

In signing below, I acknowledge and agree to the treatment of my Company Options as described above. I acknowledge and agree that Parent is relying on this waiver and agreement in entering into the Merger Agreement and consummating the transactions contemplated thereby.

In the event the Merger does not close, this agreement will be without force or effect.

Acknowledged and agreed to on August     , 2014.

Optionee:

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